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May 20, 2015

Katherine Hsu Office Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12 and Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14 (each, a “Transaction”)
Forms 10-K for the Fiscal Year Ended December 31, 2014
Filed: March 31, 2015
File Nos. 333-180779-05 and 333-180779-07

Dear Ms. Hsu:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your letter of May 7, 2015 concerning the Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12 Form 10-K (the “MSBAM 2013-C12 Form 10-K”) and the Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14 Form 10-K (the “MSBAM 2014-C14 Form 10-K”) for the fiscal year ended December 31, 2014 (the “Reporting Period”).  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.  In addition, the Registrant has filed an amendment to each of the MSBAM 2013-C12 Form 10-K (the “MSBAM 2013-C12 Form 10-K/A Filing”) and the MSBAM 2014-C14 Form 10-K (the “MSBAM 2014-C14 Form 10-K/A Filing”).

A.  General

Several of the Staff’s comments relate to the roles of trustees, certificate administrators and trust advisors with respect to (1) “Serviced Mortgage Loans,” which are mortgage loans in a Transaction that are serviced under the pooling and servicing agreement for such Transaction (the “Transaction Pooling and Servicing Agreement,” and the trustee, certificate administrator

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Katherine Hsu

and trust advisor thereunder are referred to herein as the “Trustee,” “Certificate Administrator” and “Trust Advisor,” respectively) and (2) “Non-Serviced Mortgage Loans,” which are mortgage loans in a Transaction that are serviced under another pooling and servicing agreement (each, an “Outside Pooling and Servicing Agreement,” and the trustee, certificate administrator and trust advisor thereunder are referred to herein as the “Outside Trustee,” “Outside Certificate Administrator” and “Outside Trust Advisor,” respectively).  As described below, each of the foregoing parties may perform limited or no servicing functions with respect to the mortgage loans included in a Transaction (the “Mortgage Pool”) and, consequently, may not qualify as a “servicer” with respect to such Transaction (for purposes of Item 1123 of Regulation AB and the related obligation to deliver a servicer compliance statement) or a “party participating in the servicing function” with respect to such Transaction (for purposes of Item 1122 of Regulation AB and the related obligation to deliver an assessment of compliance with applicable servicing criteria and a corresponding attestation report from an independent auditor).

1.  Trustee

The Trustee for each Transaction has a nominal role with respect to the related Mortgage Pool.  As set out in further detail in Schedule X to the related Transaction Pooling and Servicing Agreement, the Trustee’s only servicing function is the contingent obligation to make certain advances if the applicable master servicer fails to do so, while all other servicing functions are performed by other parties, including the Certificate Administrator (which is responsible for payments to certificateholders), the custodian (which is responsible for holding and maintaining mortgage files) and the master servicer and special servicer (which are generally responsible for servicing the mortgage loans and performing the functions of a lender with respect to each Serviced Mortgage Loan).  Any related Outside Trustee has no obligations with respect to such Transaction other than to make certain advances with respect to the applicable Non-Serviced Mortgage Loan included in such Mortgage Pool if the master servicer under the related Outside Pooling and Servicing Agreement fails to do so.

Consequently, with respect to each Transaction for any given reporting period, each of the Trustee and any Outside Trustee (unless such party makes an advance with respect to such Transaction) does not perform the functions of a servicer for purposes of the definition of “servicer” under Item 1101 of Regulation AB or for purposes of Item 1123 of Regulation AB, nor does it participate in the servicing function for purposes of Item 1122 of Regulation AB.

2.  Certificate Administrator

The Certificate Administrator for each Transaction performs various payment administration functions solely for such Transaction and the mortgage loans included in the related Mortgage Pool.  Any related Outside Certificate Administrator does not have any obligations with respect to such Transaction and is solely obligated to perform payment

Katherine Hsu

administration functions with respect to the other securitization governed by the related Other Pooling and Servicing Agreement.

Consequently, with respect to each Transaction, (i) the Certificate Administrator performs the functions of a servicer for purposes of the definition of “servicer” under Item 1101 of Regulation AB and for purposes of Item 1123 of Regulation AB, and participates in the servicing function for purposes of Item 1122 of Regulation AB, and (ii) any related Outside Certificate Administrator does not perform the functions of a servicer for purposes of the definition of “servicer” under Item 1101 of Regulation AB or for purposes of Item 1123 of Regulation AB, and does not participate in the servicing function for purposes of Item 1122 of Regulation AB.

3.  Trust Advisor

The Trust Advisor for each Transaction represents the interests of senior certificateholders in such Transaction and is responsible for monitoring the performance of the special servicer and producing certain reports to certificateholders relating to the resolution of Serviced Mortgage Loans.  While the Trust Advisor has certain reporting obligations in respect of the related Mortgage Pool, it has no obligation to collect or disburse funds in respect of the Mortgage Pool or to administer any of the underlying mortgage loans.  Any related Outside Trust Advisor does not have any obligations with respect to such Transaction and is solely obligated to perform loan reporting functions with respect to the other securitization governed by the related Other Pooling and Servicing Agreement.

Consequently, with respect to each Transaction, although the Trust Advisor is not responsible for the “management or collection of the pool assets or making allocations or distributions to holders of the asset-backed securities” within the meaning of “servicer” under Item 1101 of Regulation AB and does not perform the functions of a servicer for purposes of Item 1123 of Regulation AB, the Trust Advisor does participate in the servicing function for purposes of Item 1122 of Regulation AB.  By contrast, with respect to such Transaction, any related Outside Trust Advisor neither performs the functions of a servicer for purposes of the definition of “servicer” under Item 1101 of Regulation AB or for purposes of Item 1123 of Regulation AB, nor participates in the servicing function for purposes of Item 1122 of Regulation AB.

B.  Form 10-K of Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12

Item 15. Exhibits, Financial Statement Schedules

1.
We note that you have previously filed as Exhibits 4.1 and 4.2 to your current report on Form 8-K, filed March 31, 2014, the pooling and servicing agreements for the MSBAM 2013-C11 and MSBAM 2013-C10 transactions, pursuant to which the Westfield

Katherine Hsu

Countryside Mortgage Loan and the Burnham Center Mortgage Loan are serviced, respectively. We also note that you have incorporated these agreements by reference in this Form 10-K. To aid investors' understanding, please amend the Form 10-K to include appropriate explanatory language clarifying how these agreements relate to the Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12 transaction.

The Staff’s requested change has been made in the MSBAM 2013-C12 Form 10-K/A Filing.

2.
Please revise your incorporation by reference of the Pooling and Servicing Agreement dated as of October 1, 2013, the Pooling and Servicing Agreement dated as of August 1, 2013, and the Pooling and Servicing Agreement dated as of July 1, 2013, listed as exhibits 4.1, 4.2 and 4.3, respectively, to include the SEC file number references. Refer to Securities Act Rule 411 and Item 10(d) of Regulation S-K.

The Staff’s requested change has been made in the MSBAM 2013-C12 Form 10-K/A Filing.

Exhibits 33, 34 and 35

3.
We note that Schedule X to the Pooling and Servicing Agreement for the issuing entity identifies certain servicing criteria that are to be assessed by U.S. Bank National Association, as trustee. However, the Form 10-K does not include a report from U.S. Bank National Association on its assessment of compliance with applicable servicing criteria, a corresponding attestation report from an independent auditor, or a servicer compliance statement. Please tell us why the exhibits were not provided and amend your filing to provide the required exhibits.

U.S. Bank National Association, as trustee with respect to the MSBAM 2013-C12 transaction, confirmed to the Registrant that it had not made any advance on the mortgage loans during the Reporting Period.  Consequently, with respect to the MSBAM 2013-C12 transaction for the Reporting Period, U.S. Bank National Association did not perform the functions of a servicer for purposes of the definition of “servicer” under Item 1101 of Regulation AB or for purposes of Item 1123 of Regulation AB and did not participate in the servicing function for purposes of Item 1122 of Regulation AB.   See Paragraph A.1 above.

4.
We note that Schedule X to the Pooling and Servicing Agreement for MSBAM 2013-C11 (relating to the servicing of the Westfield Countryside Mortgage Loan) identifies certain servicing criteria that are to be assessed by Deutsche Bank Trust Company Americas, as trustee, and Situs Holdings, LLC, as trust advisor for such transaction. However, the Form 10-K does not include reports from Deutsche Bank Trust Company Americas or

Katherine Hsu

Situs Holdings, LLC on their assessments of compliance with applicable servicing criteria, corresponding attestation reports from independent auditors, or servicer compliance reports. Please explain or amend your filing to provide the required exhibits.

Deutsche Bank Trust Company Americas, as trustee under the MSBAM 2013-C11 pooling and servicing agreement, constitutes an Outside Trustee with respect to the MSBAM 2013-C12 transaction, and Situs Holdings, LLC, as trust advisor under the MSBAM 2013-C11 pooling and servicing agreement, constitutes an Outside Trust Advisor with respect to the MSBAM 2013-C12 transaction.  In addition, Deutsche Bank Trust Company Americas confirmed to the Registrant that it had not made any advance on the Westfield Countryside Mortgage Loan included in the MSBAM 2013-C12 transaction during the Reporting Period.  Consequently, neither Deutsche Bank Trust Company Americas nor Situs Holdings, LLC performed any servicing function with respect to any mortgage loan included in the MSBAM 2013-C12 transaction for the Reporting Period, and therefore did not perform the functions of a servicer for purposes of the definition of “servicer” under Item 1101 of Regulation AB or for purposes of Item 1123 of Regulation AB and did not participate in the servicing function for purposes of Item 1122 of Regulation AB.   See Paragraphs A.1 and A.3 above.

5.
We note that Schedule X to the Pooling and Servicing Agreement for MSBAM 2013-C10 (relating to the servicing of the Burnham Center Mortgage Loan) identifies certain servicing criteria that are to be assessed by Midland Loan Services, as master servicer, Wells Fargo Bank, National Association, as trustee, and Park Bridge Lender Services LLC, as trust advisor for such transaction. However, the Form 10-K does not include reports from Midland Loan Services, Wells Fargo Bank, National Association (as trustee) or Park Bridge Lender Services LLC on their assessments of compliance with applicable servicing criteria, corresponding attestation reports from independent auditors, or servicer compliance reports. Please explain or amend your filing to provide the required exhibits.

Because Midland Loan Services is not the MSBAM 2013-C12 master servicer, is not affiliated with any sponsor and services only the Burnham Center Mortgage Loan, which constitutes less than 5% of the Mortgage Pool, Midland Loan Services does not constitute a reporting “servicer” for purposes of Item 1123 of Regulation AB, as specified in the Instruction to Item 1123.  Similarly, Midland Loan Services does not constitute a reporting “servicing function participant” for purposes of Item 1123 of Regulation AB, as specified in the Instruction 2 to Item 1122.

Wells Fargo Bank, National Association, as trustee under the MSBAM 2013-C10 pooling and servicing agreement, constitutes an Outside Trustee with respect to the MSBAM 2013-C12 transaction, and Park Bridge Lender Services LLC, as trust advisor under the

Katherine Hsu

MSBAM 2013-C10 pooling and servicing agreement, constitutes an Outside Trust Advisor with respect to the MSBAM 2013-C12 transaction.  In addition, Wells Fargo Bank, National Association confirmed to the Registrant that it had not made any advance on the Burnham Center Mortgage Loan included in the MSBAM 2013-C12 transaction during the Reporting Period.  Consequently, neither Wells Fargo Bank, National Association nor Park Bridge Lender Services LLC performed any servicing function with respect to any mortgage loan included in the MSBAM 2013-C12 transaction for the Reporting Period, and therefore did not perform the functions of a servicer for purposes of the definition of “servicer” under Item 1101 of Regulation AB or for purposes of Item 1123 of Regulation AB and did not participate in the servicing function for purposes of Item 1122 of Regulation AB.   See Paragraphs A.1 and A.3 above.

Exhibit 35.6

6.
We note that you have filed as Exhibits 33.11 and 34.11 the assessment of compliance with servicing criteria and corresponding auditor's attestation report for Wells Fargo Bank, National Association, as certificate administrator for the issuing entity, MSBAM 2013-C11 (relating to the servicing of the Westfield Countryside Mortgage Loan), and MSBAM 2013-C10 (relating to the servicing of the Burnham Center Mortgage Loan). We also note that you have filed as Exhibits 35.11 the servicer compliance report for Wells Fargo Bank, National Association, as certificate administrator for the issuing entity. However, the Form 10-K does not include a corresponding servicer compliance report from Wells Fargo Bank, National Association, as certificate administrator for the MSBAM 2013-C11 and MSBAM 2013-C10 transactions. Please explain or amend your filing to provide the required exhibits.

Wells Fargo Bank, National Association, in its capacity as certificate administrator under each of the MSBAM 2013-C11 pooling and servicing agreement and the MSBAM 2013-C10 pooling and servicing agreement, constitutes an Outside Certificate Administrator with respect to the MSBAM 2013-C12 transaction.  Consequently, Wells Fargo Bank, National Association performed no servicing function with respect to any mortgage loan included in the MSBAM 2013-C12 transaction for the Reporting Period, and therefore did not perform the functions of a servicer for purposes of the definition of “servicer” under Item 1101 of Regulation AB or for purposes of Item 1123 of Regulation AB and did not participate in the servicing function for purposes of Item 1122 of Regulation AB.   See Paragraph A.2 above.

C.  Form 10-K of Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14

Item 15. Exhibits, Financial Statement Schedules

Katherine Hsu

7.
We note that you have previously filed as Exhibits 4.2 and 4.3 to your current report on Form 8-K/A, filed March 26, 2015, the pooling and servicing agreements for the WFRBS 2013-C18 and MSBAM 2013-C13 transactions, pursuant to which the AmericasMart Mortgage Loan and the Stonestown Galleria Mortgage Loan are serviced, respectively. We note that you have also filed as Exhibit 99.1 to your current report on Form 8-K, filed June 25, 2014, the pooling and servicing agreement for the MSBAM 2014-C16 transaction, pursuant to which the Hilton San Francisco Financial District Mortgage Loan is serviced. We also note that you have incorporated these agreements by reference in this Form 10-K. To aid investors' understanding, please amend the Form 10-K to include appropriate explanatory language clarifying how these agreements relate to the Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14 transaction.

The Staff’s requested change has been made in the MSBAM 2014-C14 Form 10-K/A Filing.

8.
Please revise your incorporation by reference of the Pooling and Servicing Agreement dated as of February 1, 2014, the Pooling and Servicing Agreement dated as of December 1, 2013 (relating to the WFRBS 2013-C18 transaction), the Pooling and Servicing Agreement dated as of December 1, 2013 (relating to the MSBAM 2013-C13 transaction), and the Pooling and Servicing Agreement dated as of June 1, 2014, listed as exhibits 4.1, 4.2, 4.3 and 4.4, respectively, to include the SEC file number references. Refer to Securities Act Rule 411 and Item 10(d) of Regulation S-K.

The Staff’s requested change has been made in the MSBAM 2014-C14 Form 10-K/A Filing.

Exhibits 33, 34 and 35

9.
We note that Schedule X to the Pooling and Servicing Agreement for the issuing entity identifies certain servicing criteria that are to be assessed by U.S. Bank National Association, as trustee. However, the Form 10-K does not include a report from U.S. Bank National Association on its assessment of compliance with applicable servicing criteria, a corresponding attestation report from an independent auditor, or a servicer compliance statement. Please tell us why the exhibits were not provided and amend your filing to provide the required exhibits.

U.S. Bank National Association, as trustee with respect to the MSBAM 2014-C14 transaction, confirmed to the Registrant that it had not made any advance on the mortgage loans during the Reporting Period.  Consequently, with respect to the MSBAM 2014-C14 transaction for the Reporting Period, U.S. Bank National Association did not perform the functions of a servicer for purposes of the definition of “servicer” under Item

Katherine Hsu

1101 of Regulation AB or for purposes of Item 1123 of Regulation AB and did not participate in the servicing function for purposes of Item 1122 of Regulation AB.   See Paragraph A.1 above.

10.
We note that Schedule III to the Pooling and Servicing Agreement for WFRBS 2013-C18 (relating to the servicing of the AmericasMart Mortgage Loan) identifies certain servicing criteria that are to be assessed by NCB, FSB, as NCB master servicer, Midland Loan Services, as general special servicer, NCB, FSB, as co-op special servicer, Deutsche Bank Trust Company Americas, as trustee, and Pentalpha Surveillance LLC, as trust advisor for such transaction. However, the Form 10-K does not include reports from these servicing participants on their assessments of compliance with applicable servicing criteria, corresponding attestation reports from independent auditors, or servicer compliance reports. Please explain or amend your filing to provide the required exhibits.

NCB, FSB, as NCB master servicer and co-op special servicer under the WFRBS 2013-C18 pooling and servicing agreement, only has obligations in respect of certain mortgage loans sold to the WFRBS 2013-C18 securitization trust by NCB, FSB.  NCB, FSB has no obligations with respect to the AmericasMart Mortgage Loan or any mortgage loan included in the MSBAM 2014-C14 Mortgage Pool.

The MSBAM 2014-C14 Form 10-K inadvertently omitted, but the MSBAM 2014-C14 Form 10-K/A Filing will include, an assessment of compliance with applicable servicing criteria and a corresponding attestation report from an independent auditor delivered by Midland Loan Services in its capacity as a servicing function participant for purposes of Item 1122 of Regulation AB; however, because Midland Loan Services is not the MSBAM 2014-C14 master servicer, is not affiliated with any sponsor and services only the AmericasMart Mortgage Loan, which constitutes less than 10% of the mortgage pool, Midland Loan Services does not constitute a reporting “servicer” for purposes of Item 1123 of Regulation AB, as specified in the Instruction to Item 1123.

Deutsche Bank Trust Company Americas, as trustee under the WFRBS 2013-C18 pooling and servicing agreement, constitutes an Outside Trustee with respect to the MSBAM 2014-C14 transaction, and Pentalpha Surveillance LLC, as trust advisor under the WFRBS 2013-C18 pooling and servicing agreement, constitutes an Outside Trust Advisor with respect to the MSBAM 2014-C14 transaction.  In addition, Deutsche Bank Trust Company Americas confirmed to the Registrant that it had not made any advance on the AmericasMart Mortgage Loan included in the MSBAM 2014-C14 transaction during the Reporting Period.  Consequently, neither Deutsche Bank Trust Company Americas nor Pentalpha Surveillance LLC performed any servicing function with respect to any mortgage loan included in the MSBAM 2014-C14 transaction for the Reporting

Katherine Hsu

Period, and therefore did not perform the functions of a servicer for purposes of the definition of “servicer” under Item 1101 of Regulation AB or for purposes of Item 1123 of Regulation AB and did not participate in the servicing function for purposes of Item 1122 of Regulation AB.   See Paragraphs A.1 and A.3 above.

11.
We note that Schedule X to the Pooling and Servicing Agreement for MSBAM 2013-C13 (relating to the servicing of the Stonestown Galleria Mortgage Loan) identifies certain servicing criteria that are to be assessed by U.S. Bank National Association, as trustee, and Situs Holdings, LLC, as trust advisor for such transaction. However, the Form 10-K does not include reports from U.S. Bank National Association or Situs Holdings, LLC on their assessments of compliance with applicable servicing criteria, corresponding attestation reports from independent auditors, or servicer compliance reports. Please explain or amend your filing to provide the required exhibits.

U.S. Bank National Association, as trustee under the MSBAM 2013-C13 pooling and servicing agreement, constitutes an Outside Trustee with respect to the MSBAM 2014-C14 transaction, and Situs Holdings, LLC, as trust advisor under the MSBAM 2013-C13 pooling and servicing agreement, constitutes an Outside Trust Advisor with respect to the MSBAM 2014-C14 transaction.  In addition, U.S. Bank National Association confirmed to the Registrant that it had not made any advance on the Stonestown Galleria Mortgage Loan included in the MSBAM 2014-C14 transaction during the Reporting Period.  Consequently, neither U.S. Bank National Association nor Situs Holdings, LLC performed any servicing function with respect to any mortgage loan included in the MSBAM 2014-C14 transaction for the Reporting Period, and therefore did not perform the functions of a servicer for purposes of the definition of “servicer” under Item 1101 of Regulation AB or for purposes of Item 1123 of Regulation AB and did not participate in the servicing function for purposes of Item 1122 of Regulation AB.   See Paragraphs A.1 and A.3 above.

12.
We note that Schedule X to the Pooling and Servicing Agreement for MSBAM 2014-C16 (relating to the servicing of the Hilton San Francisco Financial District Mortgage Loan) identifies certain servicing criteria that are to be assessed by U.S. Bank National Association, as trustee, certificate administrator and custodian, Situs Holdings, LLC, as trust advisor, and LNR Partners, LLC, as special servicer for such transaction. However, the Form 10-K does not include reports from U.S. Bank National Association, Situs Holdings, LLC or LNR Partners, LLC on their assessments of compliance with applicable servicing criteria, corresponding attestation reports from independent auditors, or servicer compliance reports. Please explain or amend your filing to provide the required exhibits.

Katherine Hsu

U.S. Bank National Association, as trustee under the MSBAM 2014-C16 pooling and servicing agreement, constitutes an Outside Trustee with respect to the MSBAM 2014-C14 transaction, and Situs Holdings, LLC, as trust advisor under the MSBAM 2014-C16 pooling and servicing agreement, constitutes an Outside Trust Advisor with respect to the MSBAM 2014-C14 transaction.  In addition, U.S. Bank National Association confirmed to the Registrant that it had not made any advance on the Hilton San Francisco Financial District Mortgage Loan included in the MSBAM 2014-C14 transaction during the Reporting Period.  Consequently, neither U.S. Bank National Association nor Situs Holdings, LLC performed any servicing function with respect to any mortgage loan included in the MSBAM 2014-C14 transaction for the Reporting Period, and therefore did not perform the functions of a servicer for purposes of the definition of “servicer” under Item 1101 of Regulation AB or for purposes of Item 1123 of Regulation AB and did not participate in the servicing function for purposes of Item 1122 of Regulation AB.   See Paragraphs A.1 and A.3 above.

Because LNR Partners, LLC is not the MSBAM 2014-C14 master servicer, is not affiliated with any sponsor and services only the Hilton San Francisco Financial District Mortgage Loan, which constitutes less than 5% of the Mortgage Pool, LNR Partners, LLC does not constitute a reporting “servicer” for purposes of Item 1123 of Regulation AB, as specified in the Instruction to Item 1123.  Similarly, LNR Partners, LLC does not constitute a reporting “servicing function participant” for purposes of Item 1123 of Regulation AB, as specified in the Instruction 2 to Item 1122.

13.
We note that you have filed as Exhibits 33.1 and 34.1 the assessment of compliance with servicing criteria and corresponding auditor's attestation report for Park Bridge Lender Services LLC, as trust advisor for the issuing entity. However, the Form 10-K does not include a corresponding servicer compliance report from Park Bridge Lender Services LLC. Please explain or amend your filing to provide the required exhibit.

While Park Bridge Lender Services LLC, as the trust advisor with respect to the MSBAM 2014-C14 securitization transaction, has certain reporting obligations in respect of the Mortgage Pool, it has no obligation to collect or disburse funds in respect of the Mortgage Pool or to administer any of the underlying mortgage loans.  Consequently, it is not responsible for the “management or collection of the pool assets or making allocations or distributions to holders of the asset-backed securities” within the meaning of “servicer” under Item 1101 of Regulation AB and does not perform the functions of a servicer for purposes of Item 1123 of Regulation AB.

Exhibit 35.3

Katherine Hsu

14.
We note that you have filed as Exhibits 33.4 and 34.4 the assessment of compliance with servicing criteria and corresponding auditor's attestation report for Wells Fargo Bank, National Association, as certificate administrator for the issuing entity, WFRBS 2013-C18 (relating to the servicing of the AmericasMart Mortgage Loan), and MSBAM 2013-C13 (relating to the servicing of the Stonestown Galleria Mortgage Loan). We also note that you have filed as Exhibits 35.3 the servicer compliance report for Wells Fargo Bank, National Association, as certificate administrator for the issuing entity. However, the Form 10-K does not include a corresponding servicer compliance report from Wells Fargo Bank, National Association, as certificate administrator for the WFRBS 2013-C18 and MSBAM 2013-C13 transactions. Please explain or amend your filing to provide the required exhibits.

Wells Fargo Bank, National Association, in its capacity as certificate administrator under each of the WFRBS 2013-C18 pooling and servicing agreement and the MSBAM 2013-C13 pooling and servicing agreement,  constitutes an Outside Certificate Administrator with respect to the MSBAM 2014-C14 transaction.  Consequently, Wells Fargo Bank, National Association performed no servicing function with respect to any mortgage loan included in the MSBAM 2014-C14 transaction for the Reporting Period, and therefore did not perform the functions of a servicer for purposes of the definition of “servicer” under Item 1101 of Regulation AB or for purposes of Item 1123 of Regulation AB and did not participate in the servicing function for purposes of Item 1122 of Regulation AB.   See Paragraph A.2 above.

D.  Other

15.
Please confirm that in future Form 10-Ks for these and other transactions for which you act as depositor, you will provide the required servicing assessments, corresponding attestation reports from independent auditors, and servicer compliance reports for each of the companion loans that relate to the issuing entity.

The Registrant confirms that in future Form 10-Ks for these and other transactions for which it acts as depositor it will provide the required servicing assessments, corresponding attestation reports from independent auditors and servicer compliance reports for each of the companion loans that relate to the issuing entity.

The Registrant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the MSBAM 2013-C12 Form 10-K/A Filing and the MSBAM 2014-C14 Form 10-K/A Filing;

Katherine Hsu

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the MSBAM 2013-C12 Form 10-K/A Filing or the MSBAM 2014-C14 Form 10-K/A Filing, as applicable; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments.  Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Kevin C. Blauch

Kevin C. Blauch

cc:	Kevin Ng, Morgan Stanley Tejal Wadhwani, Morgan Stanley Jane Lam, Morgan Stanley